Exhibit 99.2

James Hardie announces Adjusted Net Operating Profit1

of US$57.3 million for Q4 Fiscal Year 2015 and

US$221.4 million for the full year ended 31 March 2015

James Hardie announces a FY 2015 second half dividend of US27.0 cents per security and a FY

2015 special dividend of US22.0 cents per security.

James Hardie today announced its results for the fourth quarter of fiscal year 2015 and the full year ended 31 March 2015:

•

Group adjusted net operating profit[1] of US$57.3 million for the quarter and US$221.4 million for the full year, increases of 26% for the quarter and 12% for the full year, compared to the prior corresponding periods (“pcp”);

•	Group adjusted EBIT[1] of US$80.8 million for the quarter and US$304.0 million for the full year, increases of 41% and 20%, respectively, compared to pcp;

•	Group net sales of US$411.3 million for the quarter and US$1,656.9 million for the full year, increases of 9% and 11%, respectively, compared to pcp;

•	USA and Europe Fiber Cement Segment net sales of US$325.1 million for the quarter and US$1,276.5 million for the full year, increases of 13% in both periods, compared to pcp;

•	USA and Europe Fiber Cement Segment EBIT margin of 24.5% for the quarter and 22.4% for the full year;

•	Asia Pacific Fiber Cement Segment EBIT margin excluding New Zealand weathertightness claims of 23.1% for the quarter and 23.6% for the full year; and

•	Capital expenditures of US$35.8 million for the quarter and US$276.2 million for the full year.

CEO Commentary

“During the fourth quarter of fiscal year 2015 and for the full year, our US and European business delivered significant earnings growth. Net sales, volume, price and EBIT margin all grew compared to the prior corresponding periods. This performance was driven by strong primary demand growth and the continued focus across our plants on cost management and operational excellence. As we look to the future, we continue to expect EBIT of our US and European segment to grow and EBIT margins to stay in our target range as the US housing market recovers and we increase market penetration,” said James Hardie CEO, Louis Gries.

1 The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the Non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and twelve months ended 31 March 2015.

He continued, “During the year, we invested in expanding production capacity across our US and Australian networks. In the US, our capacity expansion projects at Plant City and Cleburne have positioned us to capitalize on the anticipated continued recovery of the US housing market and our market penetration objectives. In Australia, our investment in capacity expansion at Carole Park and the purchase of the land and buildings at our Rosehill site, have secured our manufacturing footprint in the Australian market for years to come.”

Mr. Gries concluded, “From a balance sheet and capital allocation perspective, we have continued to move toward a conservative level of debt, within our stated range of 1-2 times adjusted EBITDA. In February, we completed the sale of US$325.0 million of 8 year senior unsecured notes, and continue to maintain US$590.0 million of combined credit facilities. Lastly, today we announced an ordinary second half dividend of US27.0 cents per security and a full year special dividend of US22.0 cents per security.”

Outlook

The Company expects to see moderate growth in the US housing market in fiscal year 2016. Our planning assumption for fiscal year 2016 is forecast on new construction starts of between 1.1 and 1.2 million starts. We expect our USA and Europe Fiber Cement Segment EBIT to grow and EBIT margins to remain within our target range of 20% to 25% for fiscal year 2016, absent any major external factors.

Net sales from the Australian business are expected to grow, tracking in line with expected growth in new detached dwellings and an improving repair and remodel market.

The New Zealand business is expected to deliver improved results supported by a strong local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than the prior year.

The Philippines business is expected to grow, driven by increased penetration into the repair and remodel market. A growing residential high rise market, together with increased penetration into the strengthening commercial market, is expected to provide further primary demand growth in the region.

Further Information

Readers are referred to the Company’s audited Consolidated Financial Statements and Management’s Analysis of Results for the full year ended 31 March 2015 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2014; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release.

END

Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations Email: media@jameshardie.com.au